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                                January 18, 2024

       Anthony Page
       Chief Financial Officer
       Captivision Inc.
       298-42 Chung-buk Chungang-ro Chung-buk
       Pyeong-taek, Gyounggi, Republic of Korea

                                                        Re: Captivision Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed December 22,
2023
                                                            File No. 333-276243

       Dear Anthony Page:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed December 22, 2023

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
       Risk Factors, page 16

   2. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this
registration statement could have on the public trading price of the ordinary shares. To
illustrate this risk, disclose the purchase price of the securities being registered for resale
and the percentage that these shares currently represent of the total number of shares
outstanding. Also disclose that even though the current trading price is significantly below the
SPAC IPO price, the private investors have an incentive to sell because they will still
profit on sales because of the lower price that they purchased their shares than the public
investors.
 Anthony Page
FirstName
CaptivisionLastNameAnthony  Page
            Inc.
Comapany
January 18,NameCaptivision
            2024           Inc.
January
Page 2 18, 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
102

3. We note your disclosure on the cover page that the likelihood that holders determine to exercise their warrants, and therefore the amount of cash proceeds that you would receive, is dependent upon the market price of your ordinary shares. Provide similar disclosure in
         MD&A and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

4. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Jaguar Global Growth Partners I, LLC, a beneficial owner of 47.6%
         of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
Executive Compensation, page 155

6. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2023 and provide the information required by Item 6.B of Form 20-F. General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Anthony Page
Captivision Inc.
January 18, 2024
Page 3

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



FirstName LastNameAnthony Page                               Sincerely,
Comapany NameCaptivision Inc.
                                                             Division of
Corporation Finance
January 18, 2024 Page 3                                      Office of
Manufacturing
FirstName LastName